

Mail Stop 4631

January 27, 2010

Via U.S. Mail

John W. Huey, Esq.
Vice President, General Counsel and Corporate Secretary
600 Fourth Street, P.O. Box 6000
Sioux City, Iowa 51102-6000

> **Re: Terra Capital, Inc.**
> **Terra Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 15, 2010**
> **File No. 333-163762 and 333-163762-21**

Dear Mr. Huey:

We have reviewed the above-captioned filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 10.18

1.   We note your response to comment 11 issued in our letter dated January 8, 2010. Please be advised that all comments regarding your request for confidential treatment will be issued in a separate letter. Please note that all comments must be resolved before you may request acceleration of your registration statement.

 Exhibit 5.1

2.   Please revise the "Legal Matters" section of the prospectus to state that Cravath is opining on the Guarantees by Delaware Guarantors.

3.   We note that Cravath has opined that the notes, guarantees and indenture have been duly authorized by the company and the Delaware guarantors. As due authorization should be governed by the law of jurisdiction of incorporation,

please revise the jurisdictional limitation on the third page of the opinion to include Delaware law.

4.   We note that each of the enumerated opinions are subject to exceptions for applicable laws regarding creditors' rights, general principles of equity and public policy considerations. Please tell us supplementally whether counsel considers the specific items as to which counsel expresses no opinion, identified in the paragraph following the opinions, to be included within these exceptions. If not, we may have additional comments.

Exhibit 5.2

5.   Please revise the "Legal Matters" section of the prospectus to state that Mr. Huey is opining on the Guarantees by Non-Delaware Guarantors, and ensure that the consent at the end of Mr. Huey's opinion covers this reference in the prospectus, constituting a part of the registration statement.

6.   We note that counsel limits his opinion to Iowa law. However, the opinion also covers matters governed by Mississippi and Oklahoma law (due authorization of the Indenture and guarantees by Non-Delaware Guarantors), and New York law (Indenture and Guarantees are the legal and binding obligation of Non-Delaware Guarantors). Please have counsel revise the jurisdictional limitation so as not to exclude these laws, or provide additional local opinions as necessary.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760.

        Sincerely,

        Pamela Long
        Assistant Director

cc: Craig F. Arcella, Esq. (*via facsimile* (212) 474-3700)
        Cravath, Swaine & Moore LLP
        Worldwide Plaza, 825 Eighth Avenue
        New York, NY 10019